Exhibit 21.1

Subsidiaries	State or country of Incorporation or Organization
Callaway Golf Interactive, Inc.	Texas
Callaway Golf Sales Company	California
Callaway Golf International Sales Company	California
Callaway Golf Canada Ltd.	Canada
Callaway Golf Europe Ltd.	United Kingdom
Callaway Golf (Germany) GmbH	Germany
Callaway Golf Kabushiki Kaisha	Japan
Callaway Golf Korea Ltd.	Korea
Callaway Golf (Shanghai) Trading Co., Ltd.	China
Callaway Golf South Pacific Pty Ltd.	Australia
Callaway Golf Ball Operations, Inc.	Delaware
Callaway Golf Cyprus Co. Ltd.	The Republic of Cyprus
Callaway Golf European Holding Company Ltd.	United Kingdom
Callaway Golf (Guangzhou) Technology Service Co., Ltd.	China
Callaway Golf Malaysia Sdn. Bhd.	Malaysia
Callaway Golf (Thailand) Ltd.	Thailand
uPlay, Inc.	Delaware
Callaway Golf India Private Ltd.	India
Callaway de Mexico, S.A. de C.V	Mexico